

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 3, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of COMPUTE HEALTH ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant
- Class A common stock, par value $0.0001 per share
- Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

Sincerely,